UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ______)*


                            USA Telcom Internationale
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                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)


                                   90355W 10 6
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                                 (CUSIP Number)

                                Robert C. Simpson
                       1549 N. Leroy Street, Suite D-1000
                                Fenton, MI 48430
                                 (810) 714-2978
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 19, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90335W 10 6

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        1.  Names of Reporting Persons. I.R.S. Identification Nos. of
            above persons (entities only). Robert C. Simpson
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        2.  Check the Appropriate Box if a Member of a Group
            Not Applicable                                             (a) [ ]
                                                                       (b) [ ]
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        3.  SEC Use Only

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        4.  Source of Funds PF

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        5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)                                             [ ]
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        6.  Citizenship or Place of Organization            United States

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     Number of           7.  Sole Voting Power         13,000,000 (see Item 5)
      Shares
   Beneficially       ------ ---------------------------------------------------
     Owned by            8.  Shared Voting Power           0 (see Item 5)
       Each           ------ ----------------------------- ---------------------
     Reporting
      Person             9. Sole Dispositive Power 13,000,000
       With           ------ ------------------------------ --------------------

                        10. Shared Dispositive Power None
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       11.  Aggregate Amount Beneficially Owned 13,000,000 by Each
            Reporting Person
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       12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           [ ]
----------- --------------------------------------------------------------------
       13.  Percent of Class Represented by Amount in Row (11)   75.36%

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       14. Type of Reporting Person (See Instructions) IN

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ITEM 1.      SECURITY AND ISSUER

         This Schedule 13D relates to the Common Stock, par value $.001 per share, of USA Telcom Internationale, a Nevada corporation, or USA Telcom. The principal executive offices of USA Telcom are currently located at 1549 N. Leroy Street, Suite D-1000, Fenton, Michigan 48430.

ITEM 2.      IDENTITY AND BACKGROUND

         (a) This statement is filed by Robert C. Simpson.

         (b) Dr. Simpson's address is 1549 N. Leroy Street, Suite D-1000, Fenton, Michigan 48430.

         (c) Dr. Simpson is the President, Chief Financial Officer, and Secretary of USA Telcom and one of its directors. He is also President of Blue Kiwi, Inc.

         (d) Dr. Simpson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.


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

         (e) Dr. Simpson has not been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         (f) Dr. Simpson is a citizen of the United States.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Dr. Simpson paid $260,000.00 in personal funds for 13,000,000 of common stock of USA Telcom.

ITEM 4.      PURPOSE OF TRANSACTION

         Dr. Simpson acquired the shares from USA Telcom for investment purposes. In addition, USA Telcom intends to acquire Blue Kiwi, Inc., in which Dr. Simpson has an equity interest. It is possible that, as a result of the proposed acquisition of Blue Kiwi, Inc., USA Telcom may issue additional shares of common stock to Dr. Simpson. After Dr. Simpson's acquisition of the shares, he was appointed to the board of directors of USA Telcom and was named its President, Chief Financial Officer, and Secretary.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

         (a) The aggregate number of shares of common stock to which this
Schedule 13D relates is 13,000,000 shares, representing 75.36% of the 17,250,000 shares of USA Telcom common stock outstanding as of the date hereof.

         (b) Dr. Simpson has sole voting and dispositive power over the shares of Common Stock which he owns.

         (c) See Item 3, above.

         (d) Not Applicable.

         (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

         Stock Purchase Agreement by and among USA Telcom Internationale and the Purchaser dated as of March 19, 2004.



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

                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 7, 2004

ROBERT C. SIMPSON


--------------------------------
/s/Robert C. Simpson




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